Exhibit (g)(1)

Shareholder Talking Points

Why Is This Election Important?

•                  We are calling to request your support at our Annual Meeting this coming Friday, October 10.

•                  This election is not just another “short slate” election where dissident nominees can “shake up” a board

•                  This election is a clear referendum on the highly conditional, unfinanced, wholly inadequate and opportunistic $23.00 offer by Vishay

•                  Moreover, it’s an opportunity for you to prevent putting three directors on our Board who are hand-picked and financed by Vishay, which is pursuing litigation against our company and has objectives inconsistent with ensuring that our shareholders achieve the full value of our shares

•                  Simply put, Vishay wants to buy IRF for an inadequate price.  It is questionable if Vishay can secure financing even at this low price level, given the current condition of the credit markets.  There is no “bird in the hand” here.  If Vishay succeeds in putting its nominees onto the IRF Board, this will be viewed as an endorsement of the $23 price — reducing the Board’s negotiating leverage in what is already an extremely difficult M&A environment.

•                  Moreover, the significant uncertainty that would result from the election of these representatives has the potential to jeopardize IRF’s relationship with its customers, cause IRF to lose valued employees and cause great harm to IRF’s business — all in an environment in which the ability to complete a transaction with Vishay or anyone else is far from certain.

•                  This poses a clear and present risk to IRF’s ability to realize its full value for your benefit

•                  In addition, two of the three IRF directors up for election are on the audit committee, and one is a financial expert. None of the Vishay nominees appear to meet the financial expert requirements, and their election to the Board could well pose governance issues for the audit committee going forward

Vishay’s Latest Statements are Misleading and Without Credibility and Should Not Be Relied On

•                  Vishay have made numerous statements during this process which have either been inaccurate or misleading

•                  It is nearly two months since Vishay went public with its supposed offer and they have yet to raise financing to support the offer

•                  Last week, Vishay launched an illusory “tender offer” because it had previously committed doing so publicly — yet it was clear that this was just form over substance — there are so many conditions attached to the tender that it represents a one-way call option for Vishay on IRF stock.  Not to mention the fact that Vishay still does not have the means to pay for any stock that might be tendered – how can they claim that there is “immediate value” for IRF shareholders when Vishay has no ability to deliver proceeds to shareholders?

•                  We believe that Vishay is now resorting  to desperation tactics — the same organization that launched an illusory tender offer now claims that it “would be willing to improve its offer” if IRF can demonstrate to Vishay that a further price increase is justified — this is yet further evidence of Vishay creating optionality without following through on commitments

We’ve Received Support from Independent Proxy Advisory Firms

•                  We have been heartened by the support that we have received from our shareholders over the past few weeks.  With the financial restatement behind us, our new management team in place and a reconstituted board, we stand ready to execute on a plan that we believe will allow us to take full advantage of the exciting opportunities available to our company

•                  As you’ve probably seen, over the past week, three of the four major independent proxy advisory firms — Glass Lewis & Co., PROXY Governance and Egan-Jones — have recommended that IRF shareholders vote in favor of ALL of your Board’s nominees, reject Vishay’s nominees and reject all of its other proposals

•                  Similarly, a number of research analysts have issued reports recently characterizing Vishay’s proposal as “flimsy” given its multitude of conditions, as well as unfavorably comparing Vishay’s offer to the substantial future prospects of this company

•                  You may have also noted that RiskMetrics decided to go its own way and recently decided to support Vishay, its slate and most of their proposals

•                  The rationale and approach for RiskMetrics was not only unique, but we believe it was also fundamentally flawed and clearly not in the interests of our shareholders

•                  RiskMetrics cast its analysis as a referendum on Vishay’s tender offer, yet came to its conclusion to support Vishay notwithstanding the perhaps unprecedented multitude of conditions to its offer. Why support the election of nominees who may support an offer when the offer is not real?

•                  RiskMetrics doesn’t seem to have any concerns about putting directors on your Board that have been picked and financed by a company that has threatened litigation and is trying to acquire the Company before it is able to execute on its plan for its shareholders

•                  RiskMetrics must not have taken into account that Vishay’s nominees will likely create a highly destabilizing and disruptive constituency on your Board.

•                  Whose interests do you think these nominees will be serving — yours or Vishay’s?

•                 n Will their goal be to do a  deal at $23 — or maybe lower — with Vishay?

•                  Riskmetrics bases its recommendation on its view that the $23 offer may be “reasonable…”

•                  Unlike many of the research analysts that have recently published their views

•                  Unlike your Board, who came to its contrary conclusion after many meetings and after spending a significant amount of time studying our strategic plan and receiving input from our advisors

•                  And based on a valuation approach that, surprisingly, fails to consider (i) the value of IRF’s operational improvements, (ii) our significant cash balance, and (iii) synergies to Vishay in a transaction

•                  Finally, while discounting the very significant conditionality in the offer, particularly with respect to financing, RiskMetrics essentially supported giving Vishay a “free option” on the Company, which is clearly not in our shareholders’ best interests

•                  There is no such thing as a free option; our shareholders would pay

•                  If anything, we see a vote in favor of Vishay’s slate as giving Vishay a free option over IRF shares

Summary

•                  We do not agree with the conclusion that supporting the hand-picked and financed nominees of a competitor, an opponent in litigation and a party determined to acquire the company “on the cheap” is a “low risk” vote

•                  All three of our nominees are independent and highly qualified, including two of the three who were appointed this year

•                  Your board is committed to continuing the important dialogue we have with our shareholders.  It is clearly not entrenched and is willing to act proactively to consider proposals and implement change, and otherwise independently and proactively work on behalf of our shareholders

•                  Please remember to mark, sign, date and return the WHITE proxy card

•                  We have appreciated your input to date, we very much would appreciate your support at this Annual Meeting, as well as your input and insight going forward